1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Dec 8, 2005

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2005/12/8

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director
Finance Department

Exhibit

Exhibit	Description
1	Announcement on 2005/11/28: Clarification on the news report on Commercial Times and Economic Daily News regarding the message of “Chunghwa Telecom plans to conduct share buy back next year”

2	Announcement on 2005/12/05: Taiwan Mobile sued Chunghwa Telecom for compensating NT$0.23 billion for the air-time charge.

3	Announcement on 2005/12/08: Chunghwa Telecom announced its revenue of NT$15.2 billion for November 2005

4	Announcement on 2005/12/08: Nov 2005 sales

EXHIBIT 1

Clarification on the news report on Commercial Times and Economic Daily News regarding the message of “Chunghwa Telecom plans to conduct share buy back next year”

Date of events: 2005/11/28

Contents:

1. Name of the reporting media: Commercial Times and Economic Daily News

2. Date of the report: 2005/11/28

3. Content of the report: Chunghwa Telecom plans to conduct share buy back next year

4. Summary of the information provided by investors: None.

5. Company’s explanation of the reportage or provided information:

The plan to conduct share buy back has not yet been submitted to the board of director meeting for discussion

6. Countermeasures: None.

7. Any other matters that need to be specified: None.

EXHIBIT 2

Taiwan Mobile sued Chunghwa Telecom for compensating NT$0.23 billion for the air-time charge.

Date of events: 2005/12/05

Contents:

1. Date of occurrence of the event: 2005/12/05

2. Cause of occurrence: Taiwan Mobile sued Chunghwa Telecom for compensating NT$0.23 billion for the air-time charge.

3. Countermeasures: Chunghwa Telecom is reviewing the statement of charge and possible countermeasures.

4. Any other matters that need to be specified: None.

EXHIBIT 3

Chunghwa Telecom announced its revenue of NT$15.2 billion for November 2005

Date of events: 2005/12/08

Contents:

1. Date of occurrence of the event: 2005/12/08

2. Cause of occurrence: Chunghwa Telecom’s revenue for November 2005 was NT$15.2 billion. For the first eleven months of 2005, the internal figures for accumulative income from operations was NT$55.8 billion, net income was NT$46 billion, and EPS was NT$4.78.

3. Countermeasures: None.

4. Any other matters that need to be specified: None.

EXHIBIT 4

Chunghwa Telecom

Dec 8, 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Nov. 2005

1)	Sales volume (NT$ Thousand)

Period	Items	2005	2004	Changes	%
Nov.	Invoice amount	17,250,399	17,296,354	-45,955	-0.27%
Jan -Nov.	Invoice amount	193,107,070	192,869,016	238,054	0.12%
Nov.	Net sales	15,197,733	14,975,319	222,414	1.49%
Jan -Nov.	Net sales	167,437,716	166,818,931	618,785	0.37%

b	Trading purpose : None